Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.  Name of Corporation: Bella Viaggio, Inc.

2.  The articles have been amended as follows:

Article I is hereby amended to read as follows:

First.  The name of the corporation is Kat Gold Holdings Corp.

Article IV is hereby amended to read as follows:

Fourth.  That the total number of stock authorized that may be issued by the corporation is five hundred million (500,000,000) shares of common stock with a par value of one tenth of one percent ($0.001) per share and five million (5,000,000) shares of preferred stock with a par value of one tenth of one percent ($0.001) per share and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 67,264,000

4.  Effective date of filing: (optional)

5.  Signature:

/s/ Kenneth Stead, President